Exhibit 99.1

Media Release

Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Claude Resources Mails and Files Meeting Materials for Upcoming Special Meeting of Shareholders

April 8, 2016, Saskatoon, Saskatchewan, Canada: Claude Resources Inc. ("Claude" and or the "Company") today announces  the  SEDAR  filing  and  mailing  of  the  shareholder  meeting  materials  for  the previously announced Plan of Arrangement (the "Arrangement") with Silver Standard Resources Inc. ("Silver Standard").
The Arrangement
As Claude announced by press release on March 7, 2016, this is a negotiated transaction recommended by Claude's Board whereby Silver Standard will acquire each outstanding Claude common share ("Common Share") for 0.185 of a Silver Standard common share and $0.001 in cash (together the "Consideration"), valuing each Common Share at approximately $1.65 based on the closing price of Silver Standard's common shares at March 4, 2016.
The Meeting
Claude  shareholders  as  of  the  record  date  of  March  28,  2016  have the right to vote by  proxy  or  in  person  at  the  Special  Meeting  of  Claude shareholders (the "Meeting") to be held on May 18, 2016 at 11:00 a.m. (Saskatoon time) at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, SK.

Benefits of the Arrangement

•	Significant Premium to Claude Shareholders. The Consideration represents a premium of 30% to the closing price of the Claude Shares on the TSX on the last trading day prior to the announcement of the Arrangement and 25% to the 20-day VWAP of the Silver Standard Shares and the Claude Shares on the TSX.
•	Diversification of Single Asset Risks. Single asset and single metal companies are subject to considerably higher specific risks than companies with several projects. Exposure to Silver Standard's asset portfolio and strong balance sheet will considerably reduce those risks.
•	Participation in the Combined Entity. Claude shareholders will own approximately 31% and maintain significant exposure to the combined company. Claude shareholders will benefit, among other things, from increased technical expertise, greater ability to finance, asset diversification, greater analyst coverage and increased share liquidity. The combined company is also expected to realize other synergies from the combination of Silver Standard and Claude.
•	Continued Participation by Claude Shareholders in the Seabee Gold Operation. The Claude securityholders, through their ownership of Silver Standard Shares, will continue to participate in the value associated with the Seabee Gold Operation. In addition, the combined company will be in a strong position to undertake further exploration and development of the 23,300 hectare land package at Seabee, which remains largely underexplored.

•	Fairness Opinions. The Fairness Opinions from National Bank Financial Inc. and Canaccord Genuity Corp. concluded that, subject to and based on the considerations, assumptions and limitations described in the Meeting materials, the Consideration to be received by Claude shareholders pursuant to the Arrangement is fair, from a financial point of view, to Claude shareholders.
The Meeting materials will include a Management Proxy Circular that contains, among other things, details concerning the Arrangement, the reasons for and benefits of the Arrangement, the risks associated with the Arrangement, the requirements for the Arrangement to become effective, the procedure for receiving payment for Common Shares, voting at the Meeting and other related matters. Shareholders are urged to carefully review the Management Proxy Circular and accompanying materials as they contain important information regarding the Arrangement and its consequences to shareholders.  Assuming a successful shareholder vote and satisfaction of the other conditions required under the Arrangement, including approval of the Arrangement by Silver Standard's shareholders, closing is expected to occur on or about May 31, 2016.
The Board of Claude Resources Inc.  UNANIMOUSLY recommends that shareholders vote IN FAVOUR of the Arrangement.
Your vote is important regardless of how many Common Shares you own. The Company encourages shareholders to read the Meeting materials in detail.
Claude has engaged Laurel Hill Advisory Group ("Laurel Hill") as its proxy solicitor in connection with the Arrangement and asks that you contact Laurel Hill if you have any questions or require assistance with voting. Laurel Hill can be reached by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (416-304-0211 collect).
Copies of the Meeting materials and certain related documents are available on SEDAR at www.sedar.com and the Company's website at www.clauderesources.com.
Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,200,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information please contact:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

or

Laurel Hill Advisory Group
Phone: (877)452-7184
Email: assistance@laurelhill.com